Exhibit 10.2

Execution Copy

MarketAxess Holdings Inc.

55 Hudson Yards, 15th Floor

New York, NY 10001

January 6, 2023

Mr. Richard M. McVey, Chairman and Chief Executive Officer

c/o MarketAxess Holdings Inc.

55 Hudson Yards, 15th Floor,

New York, NY 10001

Re: Terms of Employment

Dear Rick:

The purpose of this letter agreement (this “Letter Agreement”) is to set forth the terms and conditions of your employment as Executive Chairman of MarketAxess Holdings Inc. (the “Company”), which shall become effective as of a date designated by the Board of Directors of the Company (the “Board”) that is not later than April 3, 2023 (the “Effective Date”). Until the Effective Date, you will continue to serve as the Chief Executive Officer and Chairman of the Company pursuant to a Letter Agreement between you and the Company dated January 15, 2015, as amended on January 12, 2017 and November 6, 2018 (the “CEO Agreement”), which shall continue in full force and effect until the Effective Date in accordance with its terms. In the event that your employment with the Company is terminated for any reason prior to the Effective Date, the terms of the CEO Agreement shall control and this Letter Agreement shall be of no further force or effect.

1. Title, Term and Duties. Effective as of the Effective Date, you shall be employed by the Company as the Executive Chairman of the Board. Your employment as Executive Chairman under the terms and conditions of this Letter Agreement shall be for a term commencing on the Effective Date and expiring on the date of the Company’s 2025 annual meeting of stockholders (the “Term”). The Term may be extended by mutual written agreement of the parties at any time. Notwithstanding anything else herein, you and the Company retain the right to terminate your employment hereunder at any time for any reason or no reason in accordance with the terms of this Letter Agreement. The period of time between the Effective Date and the termination of your employment hereunder shall be referred to herein as the “Term.”

During the Term, you will report directly to the Board, and will perform such duties as reasonably requested by the Board consistent with your position. A list of your expected duties and responsibilities as Executive Chairman is set forth on Exhibit A hereto, which may be amended or supplemented by mutual understanding of the parties from time to time. It is expected that you will spend approximately 66% on average of your business time during the Term to the performance of your duties as Executive Chairman. However, nothing in this Agreement shall preclude you from serving on the boards of a reasonable number of business entities, trade associations and charitable organizations; provided that such activities do not, either individually or in the aggregate, interfere with the proper performance of your duties and responsibilities hereunder; create a conflict of interest; or violate any provision of this Agreement; and provided further that service on the board of any business entity must be approved in advance by the Nominating and Corporate Governance Committee of the Board.

2. Base Salary, Bonus, Equity and Benefits.

(a) During the Term, the Company will pay you a base salary at a minimum rate of $650,000 per year (which is your adjusted base salary as of January 1, 2023), payable in accordance with the usual payroll practices of the Company.

(b) In addition, during the Term, you will be eligible to receive an annual cash incentive subject to, and in accordance with, the Company’s annual performance incentive plan as in effect from time to time on terms and conditions established and evaluated by the Compensation and Talent Committee of the Board (the “Compensation Committee”) in its sole discretion. With respect to the 2023 calendar year, your annual cash incentive will be calculated on a pro-rata basis taking into account your respective target bonus percentages based on your positions before and after the Effective Date. The annual cash incentive is payable when such cash incentives are generally paid to senior executives of the Company, which is generally no later than March 15 of the following calendar year, and, except as expressly set forth in this Letter Agreement, subject to your continued employment with the Company on the payment date.

(c) During the Term, you will be eligible to receive annual equity awards (“Annual Equity Awards”) on terms and conditions that are expected to be generally consistent with the terms and conditions of awards made to other senior executives of the Company, but in all cases determined by the Compensation Committee in its sole discretion. Annual Equity Award values will take into account the amortized value of all prior multi-year equity grants. Any Annual Equity Award made in 2024 based on the 2023 performance year will be calculated on a pro-rata basis taking into account your respective positions before and after the Effective Date. It is expected that the Annual Equity Awards will be delivered in the form and subject to the terms and conditions approved by the Compensation Committee in its sole discretion, including with respect to vesting as set forth in the applicable award agreements.

(d) You will be subject to share ownership guidelines (“SOGs”) of ten times your then current base salary. You are expected to comply with this provision at all times while employed as Executive Chairman with the Company. The SOGs may change from time to time as determined by the Board in its sole discretion, as recommended by the Nominating and Corporate Governance Committee.

(e) During the Term, you will be entitled to participate, to the extent eligible thereunder, in all benefit plans and programs (other than equity based arrangements and annual incentive compensation), in accordance with the terms thereof in effect from time to time, as are generally made available by the Company to senior management of the Company (including, without limitation, any, health benefits, life insurance and disability insurance), at a level comparable to other senior management of the Company. In addition, during the Term, the Company will provide you with the office equipment and network connections reasonably necessary to enable you to work efficiently from your home, as determined by the Company. Further, during the Term, you will be eligible to receive annual equity awards in such form and amounts and on such terms and conditions determined by the Compensation Committee in its sole discretion.

(f) During and after the Term, you will be entitled to the indemnification by the Company in accordance with the terms and conditions of the Indemnification Agreement, dated as of November 4, 2004, between you and the Company (the “Indemnification Agreement”).

3. Business Expenses. Upon presentation of appropriate documentation, you will be reimbursed by the Company for reasonable business expenses, in accordance with Company policies applicable to senior management, in connection with the performance of your duties hereunder.

4. Severance/Termination of Employment/Change in Control.

(a) In the event your employment with the Company pursuant to this Letter Agreement is terminated outside the Change in Control Protection Period (as defined in Section 4(c)) other than: (x) due to your death, (y) by you voluntarily (other than as a result of your resignation for Good Reason); or (z) by the Company as a result of (A) your having a Disability (as defined below), (B) your willful misconduct or gross negligence in the performance of your duties under this Letter Agreement that is not cured by you within thirty (30) days after your receipt of written notice given to you by the Company, (C) your conviction of, or plea of guilty or nolo contendere to, a crime relating to the Company or any affiliate or any felony, or (D) a material breach by you of this Letter Agreement, any other material written agreement entered into between you and the Company or any material written policy of the Company signed by you, including without limitation the Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, as well as policies related to personal trading, insider trading, workplace conduct and sexual harassment, in each case that is not cured by you within thirty (30) days after your receipt of written notice given to you by the Company ((B) through (D) each a “Cause Event”), subject to your executing and delivering to the Company within 60 days following the date of such termination a fully effective waiver and general release in substantially the form attached to the Letter Agreement as Exhibit B (the “Release”) (which form may be amended by the Company with such changes as the Company or its counsel determine are reasonably necessary to support the legality and effectiveness of the Release), which the Company will provide to you within seven (7) days following the date of termination, the Company will: (i) continue to pay you in accordance with this Section 4(a) your base salary for a period of twenty-four (24) months commencing on the date set forth below in accordance with the usual payroll practices of the Company, but off the employee payroll; (ii) pay you an amount equal to two (2) times the average of the annual full-year cash bonuses you received from the Company for the three (3) completed calendar years prior to termination (the “Average Bonus”), payable in accordance with this Section 4(a) in twenty-four (24) approximately equal monthly installments commencing on the date set forth below; (iii) pay you any accrued and earned but unpaid annual bonus for the prior calendar year that would have been paid but for such termination, payable when such annual bonus would have otherwise been paid in accordance with the applicable annual performance incentive plan; and (iv) to the extent your participation is permitted to continue pursuant to the terms of the applicable Company group health insurance plans and policies other than pursuant to COBRA, and you satisfy the conditions for such continued participation, the Company will pay your, your spouse’s and your eligible dependents’ premiums for such extended coverage to the extent, and for so long as, you and they remain eligible for such extended coverage under the applicable plans and policies; and, following the cessation of such extended coverage, if you are eligible (and make a timely election) to continue health coverage under the applicable plans in accordance with COBRA, the Company will pay your, your spouse’s and your eligible dependents’ continuation coverage premiums under COBRA to the extent, and for so long as, you and they remain eligible for such continuation coverage under COBRA under the applicable plans and pursuant to applicable law, but in no event for more than eighteen (18) months from the date of the loss of extended coverage, in each case, subject to the terms and conditions of the applicable plan and COBRA; provided, that the payments for extended or continuation coverage shall be made only to the extent that such payments will not (i) subject the Company or any affiliate to any taxes or other penalties under Section 4980D of the Code or (ii) otherwise cause a violation of applicable law; and provided, further, that in no event shall the Company have any obligation to pay for such extended and/or continuation coverage after twenty-four (24) months from the date of termination. Notwithstanding anything herein to the contrary, payment of the amounts described in subsections (i), (ii) and (iii) above shall, to the extent required, be subject to the delay provided under Section 7(a), and in the event that such delay does not apply to the amounts described in subsection (i) and (ii), then the first payments of such amounts will made on the sixtieth (60th) day after the date of termination, which first payment will include payment of any amounts that would otherwise be due prior thereto.

(b) In the event your employment with the Company pursuant to this Letter Agreement is terminated outside the Change in Control Protection Period: (x) automatically upon your death, (y) by the Company as a result of your having a Disability, subject to your (or, in the event of your death, your estate) executing and delivering to the Company within 60 days following the date of such termination a fully effective copy of the Release, which the Company will provide within seven (7) days following the date of termination, the Company will: (i) continue to pay you (or, in the event of your death, your estate) in accordance with this Section 4(b) your base salary for a period of twelve (12) months commencing on the date set forth below in accordance with the usual payroll practices of the Company, but off the employee payroll; (ii) pay you (or, in the event of your death, your estate) an amount equal to one (1) times the Average Bonus, payable in accordance with this Section 4(b) in twelve (12) approximately equal monthly installments commencing on the date set forth below; (iii) pay you (or, in the event of your death, your estate) any accrued and earned but unpaid annual bonus for the prior calendar year that would have been paid but for such termination, payable when such annual bonus would have otherwise been paid in accordance with the applicable annual performance incentive plan; and (iv) provide you with the benefits described in Section 4(a)(iv) (provided in the manner described therein) for up to twelve (12) months from the date of termination. Notwithstanding anything herein to the contrary, payment of the amounts described in subsections (i), (ii) and (iii) above shall, to the extent required, be subject to the delay provided under Section 7(a) in the event of a termination by the Company due to your having a Disability, and in the event that such delay does not apply to the amounts described in subsection (i) and (ii), then the first payments of such amounts will made on the sixtieth (60th) day after the date of termination, which first payment will include payment of any amounts that would otherwise be due prior thereto.

(c) In the event your employment with the Company pursuant to this Letter Agreement is terminated by you for Good Reason (as defined below) or other than: (x) by you voluntarily (other than as a result of your resignation for Good Reason); or (y) by the Company as a result of a Cause Event, in any case, on or within eighteen (18) months after a Change in Control (as defined in the Incentive Plan on the date hereof) or within three (3) months prior to a Change in Control that constitutes a Change in Control Event within the meaning of Section 409A of Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) (the “Change in Control Protection Period”), in lieu of the payments and benefits described in Section 4(a) or 4(b), as applicable, and subject to your executing and delivering to the Company within 60 days following the date of such termination a fully effective copy of the Release, which the Company will provide to you within seven (7) days following the date of termination, the Company will: (i) continue to pay you (or, in the event of your death, your estate) in accordance with this Section 4(c) your base salary for a period of twenty-four (24) months commencing on the date set forth below in accordance with the usual payroll practices of the Company, but off the employee payroll; (ii) pay you an amount equal to two (2) times the Average Bonus, payable in accordance with this Section 4(c) in twenty- four (24) approximately equal monthly installments commencing on the date set forth below; (iii) pay you any accrued and earned but unpaid annual bonus for the prior calendar year that would have been paid but for such termination, payable when such annual bonus would have otherwise been paid in accordance with the applicable annual performance incentive plan; and (iv) provide you with the benefits described in Section 4(a)(iv) (provided in the manner described therein) for up to twenty-four (24) months from the date of termination. Notwithstanding anything herein to the contrary, payment of the amounts described in subsections (i), (ii) and (iii) above shall, to the extent required, be subject to the delay provided under Section 7(a), and in the event that such delay does not apply to the amounts described in subsection (i) and (ii), then the first payments of such amounts will made on the sixtieth (60th) day after the date of termination, which first payment will include payment of any amounts that would otherwise be due prior thereto.

(d) You will be under no obligation to seek other employment and there will be no offset against any amounts owing to you under Sections 4(a), (b) or (c) above, as applicable, on account of any remuneration attributable to any subsequent employment that you may obtain.

(e) For purposes of this Letter Agreement, “Good Reason” shall mean any of the following events that is not cured by the Company within thirty (30) days after the Company’s receipt of written notice from you specifying the event claimed to be Good Reason: (i) you no longer holding the title of Executive Chairman of the Company, or the failure of the Board to nominate you as a director or, once elected to the Board, the failure of the Board to elect you as Executive Chairman, (ii) a material diminution in your duties, authorities or responsibilities or the assignment to you of duties or responsibilities that are materially adversely inconsistent with your position as described in Section 1; (iii) a material breach of this Letter Agreement by the Company; (iv) a requirement by the Company that your principal place of work be moved to a location more than fifty (50) miles away from its current location; or (v) the failure of the Company to obtain and deliver to you a reasonably satisfactory written agreement from any successor to all or substantially all of the Company’s assets to assume and agree to perform this Letter Agreement. You shall be required to provide the Company with written notice of your termination of employment for Good Reason no later than forty-five (45) days after the occurrence of the event that constitutes Good Reason.

(f) For purposes of this Letter Agreement, “Disability” shall mean your having a permanent and total disability as defined in Section 22(e)(3) of the Code.

(g) Upon termination of your employment hereunder for any reason, all of your then outstanding equity awards shall be treated as set forth in the applicable award agreement and the Company will have no obligations under this Letter Agreement other than as provided above and to pay you: (i) any base salary you have earned and accrued but remains unpaid as of the date of your termination of employment, paid in accordance with the usual payroll practices of the Company; (ii) any unreimbursed business expenses otherwise reimbursable in accordance with the Company’s policies as in effect from time to time, paid in accordance with such policies and Section 7(d) below; and (iii) benefits paid and or provided in accordance with the terms of the applicable plans and programs of the Company.

(h) You agree that you will provide the Company with not less than sixty (60) days written notice of your voluntary termination of employment other than as a result of your resignation for Good Reason; provided that the Company may, in its sole discretion, make the date of your voluntary termination effective earlier than any such notice date.

(i) In the event that the Board fails to nominate you as a director of the Company or, once elected to the Board, the Board fails to elect you as Executive Chairman, any outstanding equity awards granted to you while you held the roles of CEO or Executive Chairman shall vest on your last day as a director of the Company; provided, however, any such award subject to performance-based vesting shall vest based on target performance level for any performance period that has not been completed prior to the vesting date.

5. 280G Excise Tax. In the event that you become entitled to payments and/or benefits provided by this Letter Agreement or any other amounts or benefits in the “nature of compensation” (whether pursuant to the terms of this Letter Agreement or any other plan, arrangement or agreement with the Company, any person whose actions result in a change of ownership or effective control covered by Section 280G(b)(2) of the Code or any person affiliated with the Company or such person) as a result of such change in ownership or effective control of the Company (collectively the “Company Payments”), and if such Company Payments will be subject to the tax (the “Excise Tax”) imposed by Section 4999 of the Code (or any similar tax that may hereafter be imposed by any taxing authority) the amount of any Company Payments will be automatically reduced to an amount one dollar less than an amount that would subject you to the Excise Tax; provided, however, that the reduction will occur only if the reduced Company Payments received by you (after taking into account all applicable federal, state and local income, social security and other taxes) would be greater than the unreduced Company Payments to be received by you minus (i) the Excise Tax payable with respect to such Company Payments and (ii) all other applicable federal, state and local income, social security and other taxes on such Company Payments. If such reduction is to be effective, the Company Payments shall be reduced in the following order: (a) any cash severance based on salary or bonus, (b) any other cash amounts payable to you, (c) any benefits valued as “parachute payments” within the meaning of Code Section 280G(b)(2); (d) acceleration of vesting of any stock option or similar awards for which the exercise price exceeds the then fair market value, and (e) acceleration of vesting of any equity not covered by clause (d) above.

6. Restrictive Covenants. You acknowledge and agree that the terms of the Proprietary Information and Non-Competition Agreement that you previously executed (the “Proprietary Information and Non-Competition Agreement”) shall remain in full force and effect pursuant to the terms thereof.

7. Code Section 409A.

(a) Notwithstanding any provision to the contrary in this Letter Agreement, a termination of your employment will not be deemed to have occurred for purposes of any provision of this Letter Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” (within the meaning of Code Section 409A) and, for purposes of any such provision of this Letter Agreement, references to a “termination” or “termination of employment” will mean separation from service. If you are deemed on the date of termination of your employment to be a “specified employee”, within the meaning of that term under Section 409A(a)(2)(B) of the Code and using the identification methodology selected by the Company from time to time, or if none, the default methodology set forth in Code Section 409A, then with regard to any payment or the providing of any benefit that constitutes “non-qualified deferred compensation” pursuant to Code Section 409A, such payment or benefit will not be made or provided prior to the earlier of (i) the expiration of the six-month period measured from the date of your separation from service or (ii) the date of your death. On the first day of the seventh month following the date of your separation from service or, if earlier, on the date of your death, all payments delayed pursuant to this Section (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) will be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Letter Agreement will be paid or provided in accordance with the normal payment dates specified for them herein in each case without interest.

(b) If you (or your representative) inform the Company that any provision of this Letter Agreement would cause you to incur any additional tax or interest under Code Section 409A or any regulations or Treasury guidance promulgated thereunder, the Company will consider in good faith reforming such provision, after consulting with and receiving your approval (which will not be unreasonably withheld); provided that the Company agrees to maintain, to the maximum extent practicable, the original intent and economic benefit to you of the applicable provision without violating the provisions of Code Section 409A.

(c) The parties agree that this Letter Agreement shall be interpreted to comply with Code Section 409A and all provisions of this Letter Agreement shall be construed in a manner consistent with the requirements for avoiding taxes or penalties under Code Section 409A. In no event will the Company be liable for any additional tax, interest or penalties that may be imposed on you by Code Section 409A or any damages for failing to comply with Code Section 409A or the provisions of this Section 7.

(d) Any reimbursement of costs and expenses provided for under this Letter Agreement shall be made no later than December 31 of the calendar year next following the calendar year in which the expenses to be reimbursed are incurred.

(e) With regard to any provision herein that provides for reimbursement of expenses or in-kind benefits, except as permitted by Code Section 409A, (i) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit, and (ii) the amount of expenses eligible for reimbursement, or in-kind benefits, provided during any taxable year shall not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, provided that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Code Section I 05(b) solely because such expenses are subject to a limit related to the period the arrangement is in effect.

(f) With regard to any installment payments provided for herein, each installment thereof shall be deemed a separate payment for purposes of Code Section 409A.

(g) Whenever a payment under this Letter Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

(h) To the extent that this Letter Agreement provides for your indemnification by the Company and/or the payment or advancement of costs and expenses associated with indemnification, any such amounts shall be paid or advanced to you only in a manner and to the extent that such amounts are exempt from the application of Code Section 409A in accordance with the provisions of Treasury Regulation l.409A- 1(b)(10).

8. Directors and Officers Liability Insurance. While you are employed by the Company hereunder and while potential liability exists thereafter, the Company will cover you under the Company’s directors’ and officers’ liability insurance on the same basis as other directors and senior management of the Company, which liability insurance shall at all times provide coverage in an amount that is reasonable and customary for companies of a similar size in the Company’s industry.

9. Miscellaneous.

(a) The Company may withhold from any and all amounts payable to you such federal, state, local and all other taxes as may be required to be withheld pursuant to any applicable laws or regulations.

(b) You represent that your execution and performance of this Letter Agreement will not be in violation of any other agreement to which you are a party. Notwithstanding anything else herein, this Letter Agreement is personal to you and neither the Letter Agreement nor any rights hereunder may be assigned by you.

(c) This Letter Agreement shall be governed by, and construed under and in accordance with, the internal laws of the State of New York, without reference to rules relating to conflicts of laws.

(d) Effective as of the Effective Date, this Letter Agreement contains the entire agreement of the parties relating to the subject matter hereof, and supersedes in its entirety any and all prior agreements, understandings or representations relating to the subject matter hereof, including the CEO Agreement, other than any equity award agreements entered into on or prior to the date hereof, the Indemnification Agreement, the Proprietary Information and Non-Competition Agreement.

(e) No modifications of this Letter Agreement will be valid unless made in writing and signed by the parties hereto.

10. Arbitration. Any controversy or claim arising out of or relating to this Letter Agreement or your employment with the Company shall be settled by arbitration in New York, New York administered by the American Arbitration Association (“AAA”) under its Commercial Arbitration Rules. The arbitration shall be arbitrated by a single arbitrator mutually selected by you and the Company, with the AAA to appoint the arbitrator in the event that the parties are unable to agree on the selection within thirty days following the initiation of the arbitration. Judgment on the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The parties acknowledge and agree that in connection with any such arbitration and regardless of outcome (a) each party shall pay all its own costs and expenses, including without limitation its own legal fees and expenses, and (b) joint expenses shall be borne equally among the parties.

11. Recoupment. Notwithstanding anything to the contrary in this Letter Agreement or any equity or other compensation award agreement between you and the Company, you hereby acknowledge and agree that all compensation paid to you by the Company, whether in the form of cash, the Company’s common stock or any other form of property, will be subject to any compensation recapture policies established by the Board (or any committee thereof) from time to time, in its sole discretion.

[Signature page follows]

Very truly yours,

MARKETAXESS HOLDINGS INC.

By:	/s/ Scott Pintoff
Name: Scott Pintoff
Title: General Counsel & Corporate Secretary

Accepted and Agreed:

/s/ Richard M. McVey
Richard M. McVey

Date: January 6, 2023

Exhibit A

Executive Chairman Roles and Responsibilities

During the Term, you shall have such authorities, duties and responsibilities consistent with your position as the Board may from time to time delegate to you, which shall include the following:

(i)

providing advice, guidance and assistance to the Chief Executive Officer, including consulting with respect to the most material decisions of the Company (e.g., corporate strategy, mergers and acquisitions, major product and technology decisions or launches, fee plans, and executive team changes);

(ii)

managing the transition of relationships with key clients and stakeholders from you to the Chief Executive Officer, including attending meetings as needed with the Board, Company leadership, business partners, clients, employees and others;

(iii)	assisting the Chief Executive Officer with regulatory affairs;

(iv)	assisting the Chief Executive Officer with investor relations;

(v)	working with the lead independent director and Chief Executive Officer to prepare and establish schedules and agendas for meetings of the Board and committees thereof;

(vi)	serving in a motivational/ambassador capacity for the Company as time permits; and

(vii)

transitioning your prior responsibilities as Chief Executive Officer to the new Chief Executive Officer in accordance with the written transition plan to be approved by the Board prior to the Effective Date, as it may be amended from time to time.

During the Term, you shall not be assigned any duties or responsibilities that are materially inconsistent with, or that materially impair your ability to discharge, the foregoing duties and responsibilities and you shall, in your capacity as Executive Chairman of the Company, report solely and directly to the Board.

EXHIBIT B

WAIVER AND GENERAL RELEASE

[DATE]

Richard M. McVey

[ADDRESS]

Dear Richard:

This Waiver and General Release (this “Agreement”) serves to memorialize the terms of the termination of your employment with MarketAxess Holdings Inc. (“MarketAxess”). The terms of this Agreement, including your right to the payments and benefits referred to in Paragraph 2 below, are contingent upon and subject to your executing and not revoking this Agreement. As used in this Agreement, the terms “you” and “your” refer to Richard M. McVey.

1. Termination of Employment.

You hereby acknowledge and agree that your employment with MarketAxess was terminated effective [DATE] (the “Termination Date”), and that after the Termination Date you will not represent yourself as being an employee, officer, agent or representative of MarketAxess for any purpose. The Termination Date will be the termination date of your employment for purposes of participation in and coverage under all benefit plans and programs sponsored by or through MarketAxess, except as otherwise provided in this Agreement.

2. Severance Payments and Benefits.

Subject to your full compliance with all of your obligations under this Agreement, including but not limited to the covenants contained in Paragraphs 3 and 4, in addition to payment of all unpaid vested compensation and benefits earned by you through the Termination Date ((a)-(d) below, the “Severance Benefits”):

(a) You will continue to be paid your current semi-monthly pay of [________] ($[_________]) per pay period (less standard applicable tax withholdings and other deductions required by law), for a period of [____]1 months from the Termination Date;

(b) You will be entitled to an amount equal to [_______] ($[_______])2, payable in equal monthly installments (less standard applicable tax withholdings and other deductions required by law), for a period of [_______]3 months from the Termination Date;

[1]	Insert applicable period from Section 4 of the Employment Agreement for payment of base salary continuation.
[2]	Insert amount based on applicable multiple for Average Bonus in accordance with Section 4 of the Employment Agreement.
[3]	Insert applicable period from Section 4 of the Employment Agreement for payment of Average Bonus.

(c) You will be paid any accrued and earned but unpaid annual bonus for [______]4 that would have been paid but for your termination of employment, payable when such annual bonus would have otherwise been paid to you in accordance with the applicable annual performance incentive plan; and

(d) To the extent your participation is permitted to continue pursuant to the terms of [NAME OF HEALTH PLAN] (the “Health Plan”) other than pursuant to COBRA, and you satisfy the conditions for such continued participation in the Health Plan, MarketAxess will pay your, your spouse’s and your eligible dependents’ premiums for such extended coverage to the extent, and for so long as, you and they remain eligible for such extended coverage under the Health Plan; and, following the cessation of such extended coverage, if you are eligible (and make a timely election) to continue health coverage under the Health Plan in accordance with COBRA, MarketAxess will pay your, your spouse’s and your eligible dependents’ continuation coverage premiums under COBRA to the extent, and for so long as, you and they remain eligible for such continuation coverage under COBRA under the Health Plan and pursuant to applicable law, but in no event for more than eighteen (18) months from the date of your loss of extended coverage, in each case, subject to the terms and conditions of the Health Plan and applicable law; provided, that the payments for extended or continuation coverage shall be made only to the extent that such payments will not (i) subject MarketAxess or any affiliate to any taxes or other penalties under Section 4980D of the Code or (ii) otherwise cause a violation of applicable law; and provided, further, that in no event shall MarketAxess have any obligation to pay for such extended and/or continuation coverage after twenty-four (24) months from the date of termination.

3. Employee’s General Release and Waiver.

(a) YOU HEREBY RELEASE MARKET AXESS AND ALL OF ITS AFFILIATES, AND ITS AND THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, EMPLOYEES, SUCCESSORS AND ASSIGNS (COLLECTIVELY REFERRED TO HEREIN AS THE “RELEASEES”), JOINTLY AND SEVERALLY, FROM ANY AND ALL CLAIMS, KNOWN OR UNKNOWN, WHICH YOU OR YOUR HEIRS, SUCCESSORS OR ASSIGNS HAVE OR MAY HAVE AGAINST ANY RELEASEE ARISING ON OR PRIOR TO THE DATE THAT YOU EXECUTE THIS AGREEMENT AND ANY AND ALL LIABILITY WHICH ANY SUCH RELEASEE MAY HAVE TO YOU, WHETHER DENOMINATED CLAIMS, DEMANDS, CAUSES OF ACTION, OBLIGATIONS, DAMAGES OR LIABILITIES ARISING FROM ANY AND ALL BASES, HOWEVER DENOMINATED, INCLUDING BUT NOT LIMITED TO CLAIMS FOR WRONGFUL DISCHARGE, ACCRUED BONUS OR INCENTIVE PAY, THE AGE DISCRIMINATION IN EMPLOYMENT ACT, THE AMERICANS WITH DISABILITIES ACT OF 1990, THE FAMILY AND MEDICAL LEAVE ACT OF 1993, TITLE VII OF THE UNITED STATES CIVIL RIGHTS ACT OF 1964, 42 U.S.C. § 1981, WORKERS ADJUSTMENT AND RETRAINING NOTIFICATION ACT, THE NEW YORK HUMAN RIGHTS LAW, INCLUDING NEW YORK EXECUTIVE LAW § 296, § 8-107 OF THE ADMINISTRATIVE CODE AND CHARTER OF NEW YORK CITY OR ANY OTHER FEDERAL, STATE, OR LOCAL LAW AND ANY WORKERS’ COMPENSATION OR DISABILITY CLAIMS UNDER ANY SUCH LAWS. THIS RELEASE IS FOR ANY AND

[4]	Insert calendar year prior to year of termination.

ALL CLAIMS, INCLUDING BUT NOT LIMITED TO CLAIMS ARISING FROM AND DURING YOUR EMPLOYMENT RELATIONSHIP WITH RELEASEES OR AS A RESULT OF THE TERMINATION OF SUCH RELATIONSHIP. NOTWITHSTANDING ANY PROVISION CONTAINED IN THIS AGREEMENT, THIS RELEASE IS NOT INTENDED TO INTERFERE WITH YOUR RIGHT TO FILE A CHARGE WITH THE EQUAL EMPLOYMENT OPPORTUNITY COMMISSION OR ANY STATE HUMAN RIGHTS COMMISSION IN CONNECTION WITH ANY CLAIM YOU BELIEVE YOU MAY HAVE AGAINST ANY OF THE RELEASEES. HOWEVER, BY EXECUTING THIS AGREEMENT, YOU HEREBY WAIVE THE RIGHT TO RECOVER IN ANY PROCEEDING YOU MAY BRING BEFORE THE EQUAL EMPLOYMENT OPPORTUNITY COMMISSION OR ANY STATE HUMAN RIGHTS COMMISSION OR IN ANY PROCEEDING BROUGHT BY THE EQUAL EMPLOYMENT OPPORTUNITY COMMISSION OR ANY STATE HUMAN RIGHTS COMMISSION ON YOUR BEHALF. THIS RELEASE IS FOR ANY RELIEF, NO MATTER HOW DENOMINATED, INCLUDING, BUT NOT LIMITED TO, INJUNCTIVE RELIEF, WAGES, BACK PAY, FRONT PAY, COMPENSATORY DAMAGES, OR PUNITIVE DAMAGES. THIS RELEASE SHALL NOT APPLY TO ANY OBLIGATION OF MARKETAXESS PURSUANT TO THIS AGREEMENT.

YOU ACKNOWLEDGE THAT THE SEVERANCE BENEFITS THAT YOU WILL RECEIVE UNDER PARAGRAPH 2 OF THIS AGREEMENT REPRESENT GOOD AND VALUABLE CONSIDERATION FOR YOUR ENTERING INTO THIS AGREEMENT TO WHICH YOU OTHERWISE DID NOT HAVE A RIGHT.

(b) In the event there is presently pending any action, suit, claim, charge or proceeding with any federal, state or local court or agency relating to any claim within the scope of Paragraph 3(a), or if such a proceeding is commenced in the future, you shall, to the extent permitted by law, promptly withdraw it, with prejudice, to the extent that you have the power to do so.

(c) Nothing in this Agreement shall affect your vested rights, if any, to any equity award granted to you under the MarketAxess equity incentive plan(s). Your rights to benefits under any such plan(s) will be determined in accordance with the terms of such plan(s) and your award agreements.

(d) Nothing in this Agreement shall affect your vested rights, if any, to retirement benefits under any 401(k) retirement plan(s) offered by MarketAxess. Your rights to benefits under any such 401(k) Plan(s) and any other employee benefits plans will be determined in accordance with the terms of such plans.

(e) Nothing in this Agreement shall affect your eligibility for indemnification in accordance with MarketAxess’s certificate of incorporation, bylaws or other corporate governance document, or any indemnification agreement with MarketAxess, or any applicable insurance policy, with respect to any liability you incurred or might incur as an employee, officer or director of MarketAxess.

(f) You will receive payment for any accrued, unused vacation days.

4. Other Agreements.

(a) Return of Documents. You agree that on or before [_____], 20___, you will return to MarketAxess all property and all information concerning the business of MarketAxess in your possession, custody or control that has been furnished to you or is held by you, at your office, residence or elsewhere, and shall not retain any copies, duplicates, reproductions or excepts thereof. If necessary, arrangements will be made by MarketAxess to ship MarketAxess property from your home to MarketAxess at no cost to you.

(b) Compliance with Existing Agreements. You agree to comply with the confidential information statement and the intellectual property, and non-competition agreement that you previously executed which shall remain in full force and effect and which are expressly incorporated herein.

(c) Non-Disparagement. You shall not make any public statements, encourage others to make statements or release information intended to disparage or defame MarketAxess, any of its affiliates or any of their respective directors or officers. Notwithstanding the foregoing, nothing in this Paragraph 4(c) shall prohibit you from making truthful statements when required by order of a court or other body having jurisdiction or as required by law.

(d) Future Cooperation. You agree to reasonably cooperate with MarketAxess and its counsel (including attending meetings) with respect to any claim, arbitral hearing, lawsuit, action or governmental or other investigation relating to the conduct of the business of MarketAxess or its affiliates and agree to provide full and complete disclosure to MarketAxess and its counsel in response to any inquiry in connection with any such matters, without further compensation (except as to reasonable out-of-pocket expenses actually incurred by you in complying with this provision) and agree to cooperate with any other reasonable inquiry of MarketAxess.

(e) Forfeitures in Event of Breach. You acknowledge and agree that, notwithstanding any other provision of this Agreement, in the event this Agreement does not become effective as provided in Paragraph 9, below, or you materially breach any of your obligations under Paragraphs 3 or 4 of this Agreement, you shall forfeit your right to receive the Severance Benefits that have not been paid or provided to you as of the date of such forfeiture and you shall be liable to MarketAxess for liquidated damages in the amount of the consideration already paid pursuant to Paragraph 2, above.

5. Remedies.

You acknowledge and agree that the covenants, obligations and agreements contained in Paragraph 4 herein relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements will cause MarketAxess irreparable injury for which adequate remedies are not available at law. Therefore, you agree that MarketAxess shall be entitled to an injunction, restraining order or such other equitable relief (without the requirement to post bond or any other security) as a court of competent jurisdiction may deem necessary or appropriate to restrain you from committing any violation of such covenants, obligations or agreements. These injunctive remedies are cumulative and in addition to any other rights and remedies MarketAxess may have. MarketAxess and you hereby irrevocably submit to the exclusive jurisdiction of the courts of New York, and the Federal courts of the United States of America, in each case located in New York City, in respect of the injunctive remedies set forth in this Paragraph 5 and the interpretation and enforcement of this Paragraph 5 insofar as such interpretation and enforcement relate to any request or application for injunctive relief in accordance with the provisions of this Paragraph 5, and the parties hereto hereby irrevocably agree that (a) the sole and exclusive appropriate venue for any suit or proceeding relating solely to such injunctive relief shall be in such a court, (b) all claims with respect to any request or application for such injunctive relief shall be heard and determined exclusively in such a court, (c) any such court shall have exclusive jurisdiction over the person of such parties and over the subject matter of any dispute relating to any request or application for such injunctive relief, and (d) each hereby waives any and all objections and defenses based on forum, venue or personal or subject matter jurisdiction as they may relate to an application for such injunctive relief in a suit or proceeding brought before such a court in accordance with the provisions of this Paragraph 5, provided that MarketAxess may seek to enforce any such injunctive relief in any court of competent jurisdiction.

6. No Admission.

This Agreement does not constitute an admission of liability or wrongdoing of any kind by MarketAxess or its affiliates.

7. Heirs and Assigns.

The terms of this Agreement shall be binding on the parties hereto and their respective successors and assigns.

8. General Provisions.

(a) Integration. This Agreement constitutes the entire understanding of MarketAxess and you with respect to the subject matter hereof and supersedes all prior understandings or agreements, written or oral between you and MarketAxess except for those agreements that are expressly incorporated herein. The terms of this Agreement may be changed, modified or discharged only by an instrument in writing signed by the parties hereto. A failure of MarketAxess or you to insist on strict compliance with any provision of this Agreement shall not be deemed a waiver of such provision or any other provision hereof. In the event that any provision of this Agreement is determined to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

(b) Choice of Law. This Agreement shall be construed, enforced and interpreted in accordance with and governed by the laws of the State of New York excluding rules of law that would lead to the application of the laws of any other jurisdiction.

(c) Construction of Agreement. The rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

(d) Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which counterpart, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same Agreement.

9. Knowing and Voluntary Waiver.

You acknowledge that you received a copy of this Agreement on [DATE] and that you reviewed and understand all of its provisions. You acknowledge that you have been advised to consult with an attorney prior to executing this Agreement, and you have been given the opportunity to consider this Agreement for 21 days. You further acknowledge that by your free and voluntary act of signing below, you agree to all terms of this Agreement and intend to be legally bound thereby.

If you wish to enter into this Agreement, you must sign it and return it to MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001, Attention: Chief Human Resources Officer, no earlier than your Termination Date and no later than [DATE].

This Agreement shall not become effective until the eighth (8th) day following the date on which you sign this Agreement (“Effective Date”). You may at any time prior to the Effective Date revoke this Agreement delivering a notice in writing of such revocation to MarketAxess Holdings Inc., 55 Hudson Yards, 15th Floor, New York, NY 10001, Attention: Chief Human Resources Officer. In the event you revoke this Agreement prior to the eight (8th) day after the execution thereof, this Agreement, and the promises contained herein shall become null and void.

MARKETAXESS HOLDINGS INC.

By:
Name:
Title:

ACCEPTED:

Richard M. McVey

Acknowledgment

On the ____ day of __________, 20__, before me personally came Richard M. McVey, to me known and known to be to be the person described herein, and who executed, the foregoing Waiver and General Release, and duly acknowledged to me that he executed the same.

Notary Public
Date:

Commission Expires: